

February 26, 2010

<u>Via Facsimile (212) 403-2218 and U.S. Mail</u>
Robert H.Young, Jr.
Senior Vice President, General Counsel and Secretary
Airgas, Inc.
259 North Radnor-Chester Rd.
Radnor, PA 19087-5283

> **Re:** **Airgas, Inc.**
> **Schedule 14D-9**
> **Filed February 22, 2010**
> **File No.: 5-38422**

Dear Mr. Young:

We have limited our review of the above referenced filing to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14D-9</u>

<u>Reasons for the Special Committee's Recommendation, page 17</u>

1. We note the assertions made throughout the recommendation statement that make predictions regarding the future performance and future success of Airgas based on reference to Airgas' historical performance. Please revise the recommendation

statement throughout to provide more balanced disclosure and clarify wherever applicable, that Airgas can not guarantee or be assured of its future performance notwithstanding its historical patterns or historical performance. This comment applies to disclosure for example, on page 18 that cites to "Airgas' history of achieving or exceeding its strategic plans…," on page 19, "Airgas' extraordinary historical results provide the Board confidence as to Airgas' future…," on page 20, "Airgas historically lags going into and out of recessionary periods and emerges with significant upside…" and on page 21 regarding the Board's view that Airgas' historically excellent performance will resume.

2. Your disclosure on page 18 states that the Air Products' offer does not reflect the "value inherent in Airgas' future prospects". Please supplement your disclosure to clarify that notwithstanding the Board's opinion, there is no assurance that the offer price offered by Air Products is less than the future value inherent in Airgas' future prospects.

The Offer is extremely opportunistic, page 20

3. On page 20 you disclose that Airgas and its stockholders are poised to realize significant benefits as the economy emerges from the …recession…." (emphasis added). Please provide further support for this statement. In the alternative, please remove the statement and refrain from making this statement or similar statements in future filings.

Airgas has received inadequacy opinions from its financial advisors, page 20

4. We note the reference to presentations made by your financial advisor and the consideration given to the inadequacy opinions provided to the Board by Bank of America Merrill Lynch and Goldman Sachs, each dated February 20, 2010. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing your discussions with the financial advisors in greater detail and attaching any written analyses or presentation materials used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

The quantity and nature of the Offer's condition create major uncertainty and risk, page 21

5. We note the assertion here and throughout the materials filed as exhibits that the offer has an "extraordinary" list of conditions (emphasis added). Please provide support for this statement. Specifically, and with a view toward disclosure,

supplementally advise us of the standard against which the Board is comparing the Air Product's offer to other third party tender offers.

Air Products' tactics have been designed to distract and divert attention from the grossly inadequate and highly opportunistic nature of its Offer, page 22

6. The disclosure under this heading presents as factual, the "spurious assertions about indisputably lawful option exercises…" It is not apparent that the issue of the lawfulness of the option exercises is undisputed. We refer to disclosure on page 25 of the recommendation statement referencing the Amended Complaint filed on February 11, 2010. Please revise or advise.

Item 6. Interest in Securities of the Subject Company, page 24

7. Please remove the qualifying language regarding transactions undertaken by the company's executive officers, directors and affiliates or subsidiaries or advise.

Forward Looking Statements, page 29

8. We note the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the Schedule 14D-9, exhibits to the Schedule 14D-9 and press releases. Please note that such safe harbor provisions relating to forward-looking statements do not apply to tender offers. See Section 21E(b)(2)(C) of the Exchange Act. In that regard, please revise your filing to make clear that the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements you make in connection with the offer. Additionally, confirm supplementally that you will make these clarifications in all future filings that are made in connection with the tender offer, whether they include press releases, investor presentations or correspondence.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Daniel A. Neff, Esq.
Wachtell, Lipton, Rosen & Katz